SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Siderúrgica Nacional
Restated Condensed Consolidated Financial
Statements at June 30, 2002
And Independent Accountants’ Report

INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Directors and Shareholders of
Companhia Siderúrgica Nacional

We have reviewed the accompanying condensed consolidated balance sheet of Companhia Siderúrgica Nacional (a Brazilian corporation) and subsidiaries as of June 30, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the six-month periods ended June 30, 2001 and 2002. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America the consolidated balance sheet of Companhia Siderúrgica Nacional and subsidiaries as of December 31, 2001, and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the year then ended (not presented herein); and, in our report dated June 3, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 13, the accompanying condensed consolidated financial statements have been restated.

Rio de Janeiro, Brazil,
July 30, 2002, except for Note 13 as to which the date is February 26, 2003

Companhia Siderúrgica Nacional

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

Assets	December 31, 2001	June 30, 2002

	(Audited)	(As Restate See note 13)
Current assets
Cash and cash equivalents	330	708
Time deposits		126
Trade accounts receivable	401	412
Inventories	336	244
Taxes recoverable	109	78
Deferred income taxes	94	136
Prepaid expenses	15	45
Others	28	28

	1,313	1,777

Property, plant and equipment, net	2,062	1,726

Investments in affiliated companies and other
investments	100	26

Other assets

Accounts receivable	8	7
Restricted deposits for legal proceedings	160	137
Taxes recoverable	78	34
Deferred income taxes	136	134
Prepaid expenses	18	17
Investments for sale	94	74
Others	85	70

	579	473

	4,054	4,002

The accompanying notes are an integral part of these balance sheets.

Companhia Siderúrgica Nacional

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Continued)

Liabilities and stockholders’ equity	December 31, 2001	June 30, 2002

	(Audited)	(As Restated See note 13)
Current liabilities
Trade accounts payable	168	164
Payroll and related charges	35	28
Current portion of long-term debt	307	170
Short-term debt and advances on export contracts	819	1,228
Accrued finance charges	53	73
Taxes payable	33	22
Others	30	68

	1,445	1,753

Long-term liabilities
Accrued pension cost	273	226
Long-term debt and debentures	1,325	1,289
Provision for contingencies	240	225
Taxes payable	17	16
Others	8	19

	1,863	1,775

Stockholders’ equity
Common stock - 100,000,000 thousand shares (no par value)
authorized - 71,729,261 shares issued and outstanding	2,447	2,447
Capital surplus	53	53
Retained earnings
Appropriated	501	391
Unappropriated	(277)	(436)
Cumulative translation adjustments	(1,978)	(1,981)

	746	474

	4,054	4,002

The accompanying notes are an integral part of these balance sheets.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Operations
Expressed in millions of United States dollars, except share data

	Six-month period ended June 30,

	2001	2002

	(Unaudited)	(As Restated See note 13)
Operating revenues
Domestic sales	970	882
Export sales	116	210

	1,086	1,092
Sales taxes, discounts, returns and allowances	202	177

Net operating revenues	884	915
Cost of products sold	505	550

Gross profit	379	365

Operating expenses
Selling	38	60
General and administrative	69	62
Others	22	10

	129	132

Operating income	250	233

Non-operating income (expenses), net
Financial income	218	253
Financial expenses	(264)	(129)
Foreign exchange and monetary loss, net	(391)	(580)
Gain on sales of investments	643
Other	40	(27)

	246	(483)

Income (loss) before income taxes and equity in results
of affiliated companies	496	(250)

Income taxes
Current	9	(1)
Deferred	71	92

	80	91

Equity in results of affiliated companies	(19)	(50)

Net income (loss) before cumulative effect of a change in
accounting principle	557	(209)

Extraordinary item	13
Cumulative effect of a change in
accounting principle, net of income taxes	6

Net income (loss) for the period	576	(209)

Earnings per thousand common shares
(in U.S. dollars)
Income (loss) before cumulative effect of a change in
accounting principle	7.77	(2.91)
Extraordinary item	0.18
Cumulative effect of a change in
accounting principle	0.08

Weighted average number of common shares	8.03	(2.91)

outstanding (in thousands)	71,729,261	71,729,261

The accompanying notes are an integral part of these statements.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Six-month period ended June 30,

	2001	2002

	(Unaudited)	(As Restated See note 13)
Cash flows from operating activities
Net income (loss) for the period	576	(209)
Adjustments to reconcile net income for the period
with cash provided by (used in) operating activities:
Non-cash items
Depreciation and amortization	55	69
Foreign exchange and monetary loss, net	391	580
Provision for contingencies	9	29
Provision for maintenance		8
Residual value of equipment retired	(14)	16
Deferred income taxes	(71)	(92)
Provision for loss investments		54
Equity in results of affiliated companies	19	50
Accrued from finance charges, net	(12)	22
Gain on long term investments disposal	(643)
Gain on debt extinguishments, net of income taxes	(13)
Others	(6)	54
Decrease (increase) in assets
Time deposits	(51)	(186)
Trade accounts receivable	(14)	(87)
Advances to suppliers	(6)	(8)
Inventories	(14)	32
Taxes recoverable	(43)	41
Prepaid expenses	(13)	(35)
Accounts receivable	(68)
Restricted deposits for legal proceedings	(13)	(4)
Others	54
Increase (decrease) in liabilities
Suppliers	(14)	27
Employees post-retirement benefits	12	3
Others	1	(54)

Net cash provided by (used in) operating activities	122	310

The accompanying notes are an integral part of these statements.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars
(Continued)

	Six-month period ended June 30,

	2001	2002

Cash flows from investing activities	(Unaudited)	(As Restated See note 13)
Additions to property, plant and equipment	(188)	(94)
Acquisition of investments	(10)	(3)
Disposition of investments	1,495
Loans to related parties	15	(2)

Net cash provided by (used in) investing activities	1,312	(99)

Cash flows from financing activities
Short-term debt, net issuances and repayments	124	86
Long-term debt
Proceeds	140	321
Repayments	(468)	(119)
Dividends and interest on stockholders’ equity	(1,230)	(60)

Net cash provided by (used in) financing activities	(1,434)	228

Increase (decrease) in cash and cash equivalents	439
Effects of changes in exchange rates on cash and
cash equivalents	(104)	(61)
Cash and cash equivalents, beginning of period	688	330

Cash and cash equivalents, end of period	584	708

The accompanying notes are an integral part of these statements.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars

	Six-month period ended June 30,

	2001	2002

	(Unaudited)	(As Restated See note 13)
Common stock
Balance, beginning and end of period	2,447	2,447

Capital surplus
Balance, beginning and end of period	53	53

Treasury stock
Balance, beginning of period	(24)
Write off of treasury stock	24

Balance, end of period

Cumulative translation adjustments
Balance, beginning of period	(1,807)	(1,978)
Change in the period	(133)	(3)

Balance, end of period	(1,940)	(1,981)

Unrealized loss on available-for-sale security
Balance, beginning of period	(16)
Unrealized gain	24
Tax effect on above	(8)

Balance, end of period

The accompanying notes are an integral part of these statements.

Companhia Siderúrgica Nacional

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(Continued)

	Six-month period ended June 30,

	2001	2002

Retained earnings	(Unaudited)	(As Restated See note 13)
Appropriated
Investment reserve
Balance, beginning of period	543	416
Transfer to unappropriated retained earnings	(255)	(94)

Balance, end of period	288	322

Legal reserve
Balance, beginning of period	93	85
Transfer to unappropriated retained earnings	(14)	(16)

Balance, end of period	79	69

Total balance, end of period	367	391

Unappropriated
Balance, beginning of period	(112)	(277)
Net income for the period	561	(209)
Payment of dividends	(831)	(60)
Adjustments relating to investments by affiliates	4
Appropriation from appropriated retained earnings	269	110

Balance, end of period	(109)	(436)

Total retained earnings	258	(45)

Total stockholders’ equity	818	474

Comprehensive income is comprised as follows:
Net income (loss) for the period	576	(209)
Adjustments related to investments affiliates	4
Translation adjustments for the period	(133)	(3)
Unrealized gain on available-for-sale security,
net of income taxes	16

Total comprehensive income	463	(212)

The accompanying notes are an integral part of these statements.

Companhia Siderúrgica Nacional

Notes to the Restated Condensed Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1 The Company and its operations

Companhia Siderúrgica Nacional is a publicly held company, incorporated on April 9, 1941 under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional and its subsidiaries are collectively referred to herein as "CSN" or "the Company").

CSN is a vertically integrated company that produces a wide range of value-added steel products, such as hot-dip galvanized sheets and tin mill products, and it is Brazil’s sole tinplate producer. CSN also runs its own iron ore, limestone and dolomite mines, in the State of Minas Gerais, which supply all the needs of its Presidente Vargas Steelworks in the State of Rio de Janeiro. As a complement to its activities, the Company has also made strategic investments in railroads and power supply companies, among others.

2 Financial statements presentation

The condensed consolidated financial statements of Companhia Siderúrgica Nacional for the six-month periods ended June 30, 2001 and 2002 are unaudited. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the condensed consolidated financial position, results of operations and cash flows for the interim periods presented.

These financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America “U.S. GAAP” for the year ended December 31, 2001 and should be read in conjunction therewith. The results for the six-month period ended at June 30, 2002 are not necessarily indicative of the results to be expected for the entire year. The consolidated condensed interim financial statements do not include all the disclosures required by U.S. GAAP.

In preparing the consolidated financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company's condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment and goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations; actual results may vary from estimates.

The condensed consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with the Brazilian Corporate Law.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52 - Foreign Currency Translation (“SFAS 52”).

All assets and liabilities are remeasured into U.S. dollars at the current exchange rate (R$ 2.8444 US$ 1.00 at June 30, 2002), and all accounts in the statements of operations and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency, which were previously not translated) at the average rates prevailing during the period. The translation gain or loss is included in the cumulative translation adjustments component of stockholders’ equity.

3 Recently issued accounting pronouncements

During June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 (Opinion 16), "Business Combinations" and SFAS 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of SFAS No. 141 are to be accounted for using one method the purchase method. In addition, SFAS No.141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria-the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No.141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 did not result in a material impact to the Company’s condensed consolidated financial statements.

During June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of", to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the nonamortization and amortization provisions of this statement. The Company is currently in the process of evaluating the impact of the provisions of SFAS No. 142 to its consolidated financial position and results of operations. However, the management believes that the adoption of SFAS No.142 will not have a material impact to the Company’s condensed consolidated financial statements since most of the goodwill relates to equity investments, which are still evaluated for impairment under APB No.18 “The Equity Method of Accounting for Investments in Common Stock”.

In June 2002, FASB issued SFAS No. 146, “Accounting for costs associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this Statement and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the Board in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement also establishes that fair value is the objective for initial measurement of the liability. This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect that the adoption of SFAS No.146 will have a significant impact on its consolidated results of operations, financial position or cash flows.

4 Income taxes

Income taxes in Brazil comprise Federal income tax and social contribution (which is an additional Federal income tax). The statutory rates applicable in 2001 and 2002 are 25% for Federal income tax and 8% for the social contribution. The tax rate changes were enacted in the year prior to that in which they became effective.

The deferred tax balances at each period ended June 30, are computed at the rates in force in the subsequent year, according to enacted laws (33%). The amounts reported as income tax benefit (expense) in these financial statements are reconciled to the statutory rates as follows:

	Six-month period ended June 30,
	2001	2002
		(AsRestated See note 13)
Income (loss) before income taxes and equity in results of affiliated companies	496	(250)
Federal income tax and social contribution
at statutory rates	(164)	83
Non taxable income (loss) from subsidiaries abroad	230	3
Others	14	5
Tax benefit per statement of operations	80	91

The major components of deferred income taxes accounts in the balance sheet are as follows:

	December 31,	June30,
	2001	2002
		(As Restated See note 13)
Current assets
Tax loss carryforwards	79	117
Non-deductible accrued expenses	15	19
Net current deferred tax assets	94	136
Non-current assets
Tax loss carryforwards	16	14
Non-deductible accrued expenses	60	60
Pension fund liability, net of unrecognized pension
Obligation	90	75
	166	149
Non-current liabilities
Property, plant and equipment	21	15
Investments in affiliated companies	9
	30	15
Net non-current deferred tax assets	136	134

The Company’s management believes that the deferred tax assets are fully realizable and that therefore no valuation allowance is required.

5 Cash and cash equivalents

	December 31,	June30,
	2001	2002
Cash in hand and bank deposits
Local currency	17	6
Time deposits
Local currency	178	484
U.S. dollars	135	218
Total	330	708

The Company has been investing surplus cash in an investment fund comprised of Brazilian government bonds and fixed income securities with monetary or foreign exchange variation.

6 Trade accounts receivable

	December 31,	June30,
	2001	2002
Domestic	391	377
Export - Denominated in U.S. dollars	45	66
	436	443
Allowance for doubtful accounts	(35)	(31)
Total	401	412

No single customer accounted for more than 10% of trade accounts receivable at, or total revenues for the six-month period ended, June 30, 2002. As of December 31, 2001 and June 30, 2002, the Company fully provided for the receivables from certain customers, after negotiations over past due accounts failed.

7 Investments for sale

On December 11, 2000, CSN sold through its subsidiary Energy I Corp., its participation in the capital stock of Light — Servicos de Eletricidade S.A., to the companies EDF International S.A. and AES Treasure Cove Ltd., for the total amount of R$708 Million, equivalent to US$362, with financial closing on January 11, 2001. The gain on this transaction was US$185, which is recorded under Other non-operating income (expenses) on the Statements of Income for the six-month period ended June 30, 2001. The gain net of income taxes was US$150.

On December 31, 2000, agreements were signed, for the purpose of eliminating existing cross-holdings between CSN and CVRD.

Under these agreements CSN sold 32,926,078 ordinary shares issued by Valepar S.A., corresponding to 8.4739% of the shares issued by CVRD, for the amount equivalent to US$1,313, to BRADESPAR S.A, BRADESPLAN Participacoes S.A. and Litel Participacoes S.A., with the financial closing in March 2001. The gain on this transaction was US$458, which is recorded under Other non-operating income (expenses) on the Statements of Income for the six-month period ended June 30, 2001.

As the financial closing occurred in 2001, the Company did not record such transactions in the 2000 financial statements. Instead, the sales were recorded in the 2001 according to US GAAP, which requires, that such transactions must be accounted for at the time the transfer of securities and the financial closing occurs.

As of June 30, 2002 the investment in Inepar-Ind. in the amount of US$7, was recorded as in Investments for sale within —other assets.

As of June 30, 2002 the investment in Itá Energética S.A. in the amount of US$67, was recorded as Investments for sale within — other assets.

8 Inventories

	December 31,	June30,
	2001	2002
Finished products	74	71
Products in process	64	39
Raw material	92	64
Spare parts and maintenance supplies	64	46
Others	42	24
Total	336	244

9 Loans and Financing

Long-term debt at December 31, 2001 and June 30, 2002 was as follows:

	December 31, 2001				June 30, 2002
	Long-term		Short-term		Long-term		Short-term
	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries
Foreign Currency
Prepayment	141		169		155		70
Euronotes		443				79		350
Commercial paper		331		140		80		390
BNDES/Finame	322		21		312		16
Financed imports	60		357		264		153
ECAs	69		2		59		13
Advances on export
contracts							112
Other	53	201	89	19	18	201	89	17
	645	975	638	159	808	360	453	757
Denominated in Brazilian Reais
BNDES/Finame	22	33	22		9		17
Debentures					228
Other						54		1
	22		33	22	237	54	17	1
Current portion of Long-term debt
Principal	(85)	(222)			(170)
Accrued finance
Charges	(28)	(15)
	554	771	660	159	875	414	470	758
Total	1,325		819		1,289		1,228

The long-term portion of the Company’s debt outstanding at June 30, 2002 becomes due as follows:

2003	402
2004	153
2005	301
2006	126
2007	132
2008	52
2009 and thereafter	123
Total	1,289

On June 17, 1997, CSN Iron, S.A. issued US$600 principal amount of 9 1/8% Eurodollar Notes due 2007. The Company unconditionally guaranteed the payment of all amounts due on such Notes.

In June 2001, pursuant to a public tender offer CSN repurchased a total of US$287 of the CSN Iron Eurodollar Notes due 2007, representing approximately 78% of total US$367 then outstanding. The gain on this transaction was US$13, net of income taxes of US$6, which was recorded as an extraordinary item in the condensed consolidated Statement of Income for the six-month period ended June 30, 2001. In addition, the terms and conditions of the Notes and consequently, of the Trust Deed were changed, conforming certain covenants under these Notes to those under certain of CSN’s other outstanding notes.

In April 2001, the Company issued a US$ 250 Commercial Paper Program in the United States of America, through its subsidiary CSN Overseas, with a two-term maturity and an “all in cost”, at an approximately equal to 5.9% per annum.

In July 2001, the affiliate Tangua Incorporated obtained a loan of US$175. This loan bears interest at Libor plus 1.875% per annum and is due on July 16, 2003.

In October 2001, the Company issued US$220 US Commercial Paper/Trade Notes Program in the United States, through its subsidiary CSN Overseas. The transaction consists of a line of US$140, with a one-year maturity and an approximate cost of 4.3% per annum, and of a line of US$80 with a two-year maturity and an approximate cost of 6.2% per annum. The funds raised in this transaction will be fully used to finance and refinance CSN’s trade international related transactions.

The US Commercial Paper programs are supported by letters of credit issued by banks and carrying A1/P1 credit ratings from Moody’s and Standard & Poors, for the benefit of the note holders. The Issuers of these letters of credit, in turn, have sold participations interest in the letters of credit to a syndicate of supporting banks from Brazil and overseas.

In March 2002, the Company issued R$690 million (US$292) of real-denominated debentures in two tranches: a three-year tranche of US$228 bearing interest at Certificado de Deposito Interbancario — CDI, the Brazilian inter-bank interest rate, plus 2.75% per annum, and a four-year tranche of US$64 indexed to the Indice Geral de Precos ao Mercado (IGPM) and bearing interest at 13.25% per annum. The proceeds are available for general corporate purposes, including debt repayment.

During March 2002, the Company repurchased R$23 million (US$8) of the first tranche debentures and R$21 million (US$7) of the second tranche debentures. The repurchases had no impact on the Company’s results, because the debentures were repurchased at their carrying amounts.

10 Dividends and interest on stockholder's equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by Brazilian corporate law. Interest on stockholders’ equity as from January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the Company’s statutory accounting records. At June 30, 2002, retained earnings as stated in the statutory accounting records were equal to zero. In addition, in accordance with the statutory accounting records, appropriated retained earnings at June 30, 2002 includes the equivalent of US$322, related to the investment reserve, which could be transferred to unappropriated retained earnings and paid as dividends, if approved by the stockholders.

In the first half of 2002, the Company paid dividends and interest on stockholders’ equity in the amount of US$60 (US$1,230 in 2001) in respect of 2001.

11 Segment and geographical information

The Company has adopted SFAS 131 with respect to the information it presents about its operating segments. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

In 1996, the Company reorganized its corporate structure in order to focus managerial decisions, establishing four sectors: Corporate Center, Steel, Energy and Infrastructure. A chief executive officer who reported to the Board of Directors headed each sector. In April 1999, the Company changed the existing corporate structure by creating the position of a Chief Executive Officer of the Company, who reports to the board of Directors and consolidated the existing four sectors into three: Corporate Center, Steel Sector and the Energy and Infrastructure Sector. In addition, the Company created a new sector — New Businesses. In November 2000, CSN divided the Steel Sector into two new sectors Operations and Commercial. Each sector is headed by an Executive Officer, who reports to the Chief Executive Officer of the Company.

The Chief Executive Officer is responsible for strategic planing, Fundacao CSN (CSN’s Foundation) and external corporate communications. The Corporate Center Executive Officer is responsible for financial management, controlling/financial reporting and information technology, legal, investor relations, corporate human resources, corporate communications and CBS —CSN’s pension fund. The Operations Sector Executive Officer is responsible for the manufacturing of CSN’s steel and steel products. The Commercial Sector Executive Officer is responsible for sales, marketing and commercialization. The Infrastructure and Energy Sector Executive Officer is responsible for the Company’s mines, investments in logistics (railways and ports), own real estates, and power generation and distribution facilities. The New Businesses Sector Executive Officer is responsible for new and current projects related to the steel segment.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain relatively minor inter-segment allocations.

Information for the Steel — Operations, Steel — Commercial and New Businesses segments are being presented aggregated, as they are all related to the steel business.

The eliminations column refers basically to intersegment operations.

Sales by geographic area are determined based on the location of the customers.

The majority of the Company’s long-term assets are located in Brazil.

	December 31, 2001
	Steel and New Businesses	Corporate Center	Energy and Infrastructure	Consolidated
Assets
Cash and cash equivalents	70	242	18	330
Property, plant and equipment, net	1,935	35	92	2,062
Investments in affiliated companies and other investments	10		90	100

	Six-month period ended June 30, 2001
	Steel and New Businesses	Corporate Center	Energy and Infrastructure	Eliminations	Consolidated
Results
Domestic sales	990		25	(45)	970
Export sales	109	108		(101)	116
Sales taxes, discounts and Allowances	(201)		(1)		(202)
Cost and operating expenses	(665)	53	(13)	(9)	(634)
Financial income		279		(61)	218
Financial expenses		(309)		45	(264)
Foreign exchange and monetary loss		(407)		16	(391)
Other non-operating income		495		188	683
Income taxes		82		(2)	80
Equity in results of affiliated Companies	(12)	(1)	(6)		(19)
Extraordinary item		13			13
Cumulative effect of a change in accounting principle, net of income taxes		6			6
Net income	221	319	5	31	576

Capital expenditures	186	2		188
Sales by geographic area
Export sales
Asia	18		(8)	10
North America	59		(27)	32
Latin America	42		(20)	22
Europe	70		(33)	37
Others	28		(13)	15
	217		(101)	116
Domestic sales	990	25	(45)	970
Total	1,207	25	(146)	1,086

	June 30, 2002
	Steel and New Businesses	Corporate Center	Energy and Infrastructure	Consolidated
Assets
Cash and cash equivalents	73	635		708
Time deposits		126		126
Property, plant and equipment, net	1,726			1,726
Investments in affiliated
Companies and other investments			26	26

	Six-month period ended June 30, 2002
	Steel and New Businesses	Corporate Center	Energy and Infrastructure	Eliminations	Consolidated
Results
Domestic sales	960		30	(108)	882
Export sales	290			(80)	210
Sales taxes, discounts and Allowances	(177)				(177)
Cost and operating expenses	(852)		(22)	192	(682)
Financial income		317		(64)	253
Financial expenses		(203)		74	(129)
Foreign exchange and monetary loss		(571)		(9)	(580)
Other non-operating income		(27)			(27)
Income taxes		92		(1)	91
Equity in results of affiliated companies	(15)	(4)	(31)		(50)
Net income (loss)	206	(396)	(23)	4	(209)

Capital expenditures	93	1		94

Sales by geographic area
Export sales
Asia	38		(10)	28
North America	105		(29)	76
Latin America	44		(12)	32
Europe	80		(22)	58
Others	23		(7)	16
	290		(80)	210
Domestic sales	960	30	(108)	882
Total	1,250	30	(188)	1,092

12 Derivatives

12.1.     General description and accounting practices

Although the most part of the Company’s revenues are denominated in Brazilian reais, as of December 31, 2001 and June 30, 2002, US$2,427 and US$2,434, respectively of the Company’s total debt was denominated in foreign currencies. Accordingly, it is exposed to market risk from changes in foreign-exchange rates and interest rates. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay foreign currency denominated obligations, by using derivative financial instruments, primarily futures contracts, swaps, forwards and option agreements with banks.

Management’s objective for holding the instruments was to match the gains from investing the proceeds of borrowings and loans with exchange losses relating to the devaluation of the Brazilian real against the US dollar and the Japanese yen. A portion of these borrowings and loans was invested in Brazilian short-term liquid investments, which earned interest at the market rate in Brazil.

While such instruments reduce the Company’s foreign-exchange risks, they do not eliminate them. Credit risk exposure is managed by restricting the counterparties on such derivative instruments to major financial institutions with high credit quality. Therefore, management believes that the risk of nonperformance by the counterparties is remote. The Company does not hold or issue financial instruments for trading purposes.

Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. Previously, under U.S. GAAP, SFAS No. 80, “Accounting for Futures Contracts” and now under SFAS No. 133, the Company’s contracts do not meet the criteria to qualify as the hedge of an exposure to foreign currency or interest rate risk. Therefore, the Company has accounted for the derivative transactions by calculating the unrealized gain or loss at each balance sheet date and changes in the fair value of all derivatives are now being recorded in current operations. The effect of adopting SFAS No. 133 as of January 1, 2001 was a gain of US$6 (net of income tax effect of US$3), which is recorded as “Cumulative effect of a change in accounting principle” in the Statement of Income for the six-month period ended June 30, 2001.

For the six-month periods ended June 30, 2001 and June 30, 2002, respectively, a net unrealized gain of US$ 1 (net of income tax effects of US$0.3). and a net unrealized loss of US$48 (net of income tax effects of US$23) were recorded in the Statements of Income under “Other non-operating income (expenses)", as a consequence of changes in fair value of derivative financial instruments.

The Company’s affiliate Itá Energética S.A. recorded a loss of US$9 as of June 30, 2002, as a consequence of adopting Derivatives Implementation Group (DIG) issue interpretation on Issue C-11, “Interpretation of Clearly and Closely Related in Contracts that Qualify for the Normal Purchases and Normal Sales Exception”. The Company’s equity in this loss is reflected “Equity in results of affiliated companies”.

The table below shows the fair value of the Company's derivatives as of June 30, 2002:

		Notional	Fair	Unrealized
	Expiration date	amount	value	Gain (loss)
Foreign Exchange SwapYen/US
Dollar - CSN	08/02/02	US$350.0	(US$56.4	N/A
Foreign Exchange Swap Yen/US
Dollar - CSN Islands	08/02/02	US$350.0	US$56.4	N/A

Interest rate swap agreements - USD	12/03/02 to 06/02/03	US$624.8	US$51.8	(US$47.6)
Interest rate swap agreements - YEN	12/20/02	YEN 12,505	US$16.0	US$2.0

Exchange rate options	01/02/03 to 01/03/03	US$613.0	US$14.0	(US$10.4)

Currency forwards - YEN	07/05/02 to 12/09/02	YEN2,468	US$0.01	US$0.01

Interest rate options
(semiannual Libor)	12/30/03 and 12/31/2004	US$600.0	US$0.3	(US$3.77)

12.2 Detailed transactions

a)     Exchange rate options

The contracts outstanding at June 30, 2002, were as follows:

			Premium
		Strike	(Paid)	Date of	Expiration	Notional
Description	Position	Price	Received	Contract	date	amount
Dollar call	Short	US$2.90	0.5	01/07/02	01/02/03	US$13.0
Dollar put	Short	US$2.35	0.7	01/03/02	01/02/03	US$50.0
Dollar put	Short	US$2.35	0.7	01/04/02	01/02/03	US$50.0
Dollar put	Short	US$2.40	0.2	01/07/02	01/02/03	US$13.0
Dollar put	Short	US$2.40	0.8	01/08/02	01/02/03	US$50.0
Dollar call	Short	US$2.91	1.3	03/28/02	01/02/03	US$100.0
Dollar call	Short	US$2.91	2.3	03/28/02	01/02/03	US$150.0
Dollar call	Short	US$2.91	2.2	03/28/02	01/02/03	US$150.0
Dollar call	Short	US$2.91	2.9	03/28/02	01/03/03	US$200.0
Dollar call	Long	US$2.91	(3.6)	06/04/02	01/02/03	US$100.0
Dollar call	Short	US$3.00	2.9	06/04/02	01/02/03	US$100.0
Dollar call	Long	US$2.91	(7.3)	06/04/02	01/02/03	US$200.0
Dollar call	Short	US$3.00	5.8	06/04/02	01/02/03	US$200.0
Dollar put	Short	US$2.41	0.7	06/21/02	01/02/03	US$100.0
Dollar put	Short	US$2.41	1.3	06/21/02	01/02/03	US$200.0
Dollar put	Short	US$2.41	1.0	06/21/02	01/03/03	US$150.0
Dollar call	Long	US$2.91	(30.2)	06/27/02	01/03/03	US$313.0
Dollar call	Short	US$3.10	21.4	06/27/02	01/03/03	US$313.0

Given that CSN received US$3.6 for the foreign exchange options traded, and that the market value of these contracts amounted to US$14.0, the net unrealized loss related to these contracts amounted to US$10.4 as of June 30, 2002.

b)     Interest rate swap agreements — USD

In 2002, the Company also entered into interest rate swap agreements, which are intended to enhance the rate of return on its investments in bank certificates of deposit. Basically, the Company swapped its investments index from the Interbank Deposit Certificates (CDI) to the U.S. dollar .The notional amounts of these swaps aggregated US$624.8.

The contracts outstanding at June 30, 2002 were as follows:

Date of	Expiration	Notional
contract	date	amount
04/05/02	03/25/03	US$35.0
04/09/02	04/01/03	US$20.0
04/09/02	04/01/03	US$10.0
04/16/02	04/15/03	US$10.0
04/16/02	04/15/03	US$50.0
04/18/02	04/15/03	US$15.0
04/18/02	04/29/03	US$10.0
04/18/02	04/29/03	US$25.0
04/18/02	12/30/02	US$20.0
04/19/02	12/30/03	US$10.0
04/19/02	04/29/03	US$10.0
04/19/02	04/15/03	US$10.0
04/19/02	12/16/02	US$10.0
04/22/02	01/20/03	US$5.0
04/22/02	12/16/02	US$15.0
04/22/02	12/16/02	US$5.0
04/22/02	04/15/03	US$15.0
04/24/02	04/01/03	US$50.0
04/24/02	04/01/03	US$20.0
04/24/02	12/16/02	US$15.0
04/24/02	12/16/02	US$5.0
04/24/02	04/29/03	US$15.0
04/25/02	04/29/03	US$30.0
04/25/02	03/25/03	US$20.0
04/25/02	03/25/03	US$10.0
04/25/02	12/03/02	US$10.0
04/26/02	12/03/02	US$50.0
04/26/02	02/25/03	US$10.0
04/26/02	03/25/03	US$10.0
04/26/02	12/03/02	US$10.0
04/29/02	02/25/03	US$10.0
04/30/02	12/03/02	US$15.0
05/03/02	12/03/02	US$15.0
05/09/02	04/29/03	US$5.0
05/09/02	04/15/03	US$10.0
05/09/02	04/01/03	US$10.0
05/09/02	03/25/03	US$5.0
05/09/02	12/30/02	US$5.0
05/09/02	03/25/03	US$5.0
05/09/02	02/25/03	US$5.0
05/15/02	05/09/03	US$3.8
06/06/02	06/02/03	US$4.0
06/26/02	01/02/03	US$2.0

The net unrealized loss on interest rate swap agreements amounted to US$47.6 as of June 30, 2002.

c) Interest rate swap agreements — Yen

In 2002, the Company entered into a Japanese Yen 12,505 (US$88) Cross Currency Swap Agreement which is intended to match the gains from investing the proceeds of loans with exchange losses relating to the devaluation of the Brazilian real against the Japanese yen.

The contracts outstanding at June 30, 2002 were as follows:

Date of	Expiration	Notional
contract	date	amount
05/29/02	12/20/12	Yen 6,368
05/29/02	12/20/12	Yen 6,137

The net unrealized gain on the Yen interest rate swap agreements amounted to US$2.0 as of June 30, 2002.

d) Currency forwards

The contracts outstanding at June 30, 2002, can be summarized as follows:

Date of	Expiration dates	Notional amount	Forward rate
contract			contracted
07/06/01	07/05/02	Yen 661.11	Yen 120.93
07/11/01	07/08/02	Yen 87.7	Yen 119.50
09/04/01	08/30/02	Yen 286.9	Yen 115.20
09/25/01	09/20/02	Yen 177.9	Yen 114.74
09/26/01	09/20/02	Yen 178.5	Yen 114.88
11/28/01	11/25/02	Yen 236.4	Yen 120.21
11/29/01	11/27/02	Yen 104.2	Yen 120.95
12/02/02	12/02/02	Yen 454.3	Yen 121.37
12/09/02	12/09/02	Yen 281.4	Yen 123.70

The net unrealized gain related to these contracts amounted to US$0.01 as of June 30, 2002.

e)     Interest rate cap and floor agreements

In 1999, the Company entered into interest-rate cap and floor agreements to reduce the impact of changes in interest rates on a portion of its floating-rate debt. These contracts became effective at December 31, 1999 and they will expire at December 30, 2003.

The interest-rate cap agreements on the six-month USD Libor reference rate published by the British Bankers Association have a strike rate at 6% and knock out at 8.25%. The Company paid a premium of US$5.2 for these agreements, which have a notional amount of US$500.

Originally, in order to partially finance the purchase of the interest rate cap, the Company sold US$500 of interest-rate floor with strike rate at 5% and “knock in” at 4.50% and received a premium of US$2.2 for these agreements. During 2000, the Company decided to purchase US$500 in agreements with the same characteristics and paid a premium of US$0.4, for the period from June 2001 to December 2003.

In 2001, the Company decided to increase its protection against interest rate volatility and entered into a US$100, six month Libor interest-rate cap agreement with strike at 5.50% per annum and knock out at 7.50% per annum and paid a premium of US$0.8 for the period from December 2001 to December 2004.

	Date of	Expiration	Notional
Description	contract	Date	amount	Knock in	Knock out
Cap	08/05/99	12/30/03	50.0	8.25%
Cap	09/28/99	12/30/03	50.0	8.25%
Cap	10/05/99	12/30/03	150.0	8.25%
Cap	07/09/99	12/30/03	50.0	8.25%
Cap	07/13/99	12/30/03	50.0	8.25%
Cap	07/21/99	12/30/03	100.0	8.25%
Cap	08/09/99	12/30/03	50.0	8.25%
Cap	05/19/00	12/30/03	500.0	4.50%
Cap	03/28/01	12/31/04	100.0		7.50%
Floor	08/05/99	12/30/03	50.0		4.50%
Floor	09/28/99	12/30/03	50.0		4.50%
Floor	10/05/99	12/30/03	150.0		4.50%
Floor	07/09/99	12/30/03	50.0		4.50%
Floor	07/13/99	12/30/03	50.0		4.50%
Floor	07/21/99	12/30/03	100.0		4.50%
Floor	08/09/99	12/30/03	50.0		4.50%

The net unrealized loss on the interest rate cap and floor agreements amounted to US$3.77 as of June 30, 2002.

f)     Foreign currency swap agreements

In 2000, the Company entered into a US$350 two-year Japanese Yen / US Dollar Cross Currency Swap Agreement. Simultaneously, the subsidiary CSN Islands entered into a US Dollar / Japanese Yen Cross Currency Swap Agreement which effectively neutralized the impact of the first cross currency swap. Both of these agreements were contracted with a major financial institution. As of June 30, 2002, CSN has recorded its cross currency swap as a liability of US$56.4, and CSN Islands has recorded its swap as an asset of US$56.4. These two positions have not been eliminated in consolidation, since the swaps do not include a clause permitting net settlement of these two positions.

The contracts outstanding at June 30, 2002 can be summarized as follows:

Company	Date of	Expiration	Notional amount	Receivable	Payable
	contract	date
CSN	08/03/01	08/02/02	US$350	YEN39,157	US$383
CSN Islands	08/03/01	08/02/02	YEN 38,133	US$383	YEN 39,157

The results of this transaction were equal to zero, since CSN Island is the Company’s subsidiary.

13 Restatement

Subsequent to the issuance of the Company’s June 30, 2002 condensed consolidated financial statements, the accounting treatment for the carrying value of the Company’s investment in ItáEnergética S.A. (ITASA) under APB Nº. 18, “The Equity Method of Accounting for Investments in Common Stock”, was reviewed and a conclusion was reached that such investment had not had a loss in value which was other than temporary. As a result, the Company’s condensed consolidated financial statements as of June 30, 2002 and for the six-month period then ended have been restated to reflect the effects of the reversal of the impairment charge previously recognized at June 30, 2002. The effect of the restatement was to reduce net loss for the six-month period ended June 30, 2002 by US$17. The restatement has no effect on the Company’s condensed consolidated balance sheet as of December 31, 2001 or on the Company’s condensed consolidated statements of income, cash flows and changes in stockholders’ equity for the six-month period ended June 30, 2001.

14 The Company reclassified value-added taxes from Cost of products sold in 2001 and 2002 to reflect its current accounting policy of deducting these taxes from Gross operating revenues.

15 Subsequent events

a) Metalic

On July 10, 2002, the Company’s Board of Directors approved the acquisition of all the outstanding shares of the Cia.Metalic Nordeste, which is owned by the Steinbruch family, which controls the Company. The price of the acquisition is R$108.5 million indexed, as of April 1st, 2002, by the General Market Price Index announced by Fundação Getúlio Vargas, plus interest of 12% per year, to be paid in 12 monthly installments, beginning September 15, 2002. As of March 31, 2002, Metalic had outstanding financial obligations of approximately R$107 million.

The Company’s Board of Directors based its decision on an evaluation report prepared by PricewaterhouseCoopers Independent Public Accountants on March 31, 2002. The Board of Directors has requested that the evaluation report be updated. The Board decided to submit the acquisition to the approval by an extraordinary shareholders’ meeting to be held on August 14, 2002, which was postponed to September 26, 2002.

b) Corus

According to the strategy of internationalization of its activities, CSN has executed, on July 17 2002, a non-binding Heads of Agreement with Corus Group plc, a British-Dutch steel-maker group, with headquarters at Millbank 30, London, England (“Corus”), aiming at the combination of their operations.

As proposed, the combination will involve two steps:

· The consummation of an incorporation of shares under Brazilian law by which CSN, becomes a wholly-owned subsidiary of CSN Global S.A., or CSN Global, a holding company to be created. Each CSN common share will be converted into one CSN Global common share. The former shareholders of CSN will then hold 100% of the common shares of CSN Global.

· The merger of CSN and Corus, pursuant to which CSN Global will exchange CSN’s outstanding common shares for newly issued ordinary shares of Corus that, after completion of the exchange, will constitute 37.6% of Corus’ issued and outstanding ordinary shares.

Mr.     Benjamin Steinbruch, the Chairman and CEO of CSN, will become a director of the combined group upon completion of the combination, and CSN Global will have the right to appoint two additional non-executive directors of the combined group. In addition, two of CSN’s executives will join the combined group’s Executive Committee, one of who will be appointed to the board of the combined group. Mr. Brian Moffat will remain the Chairman of Corus’ Board of Directors until his retirement in April 2004. Mr. Steinbruch will succeed him as Chairman.

Corus, the seventh largest steel producer in the world and the second largest in Europe, is the result of the merger of British Steel and Koninklijke Hoogovens. It owns steel, carbon and aluminum divisions and employs 52.7 thousand people — half of them in the United Kingdom (ref. Dec/2001). During 2001, Corus produced 18 million tons of crude steel, representing 11% of the total produced within the European Union. Corus owns today six steel mills with production capacity of up to 20.4 million tons of crude steel per year.

Upon the implementation of the combination, Corus intends to adopt a dividend policy of distributing at least 40% of its earnings to its shareholders over the course of the steel business cycle, subject to maintaining a leverage ratio (net debt divided by net tangible assets) of 35% over the course of the steel business cycle and a sound investment grade qualification.

The proposed combination is subject to a number of conditions, including the negotiation and execution of a final agreement, the approval by each company’s shareholders and third parties. It is expected that the transaction will be completed in the first quarter of 2003.

*  *  *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2003

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.